UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

SCPHARMACEUTICALS INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

810648 105

(CUSIP Number)

Mr.  Sailesh Desai

Sun House, 201-B/1, Western Express Highway Goregaon (East), Mumbai – 400 063, India

With a copy to:

Michael Levitt, Esq.

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue

New York, NY 10022-4664

(212) 277-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications)

May 26, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 810648 105	Page 2 of 8

1	NAME OF REPORTING PERSON Sun Pharmaceutical Industries Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 2,167,679
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 2,167,679

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,167,679
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%*
14	TYPE OF REPORTING PERSON (See Instructions) HC-CO

*	All calculations of percentage ownership in this Amendment No. 2 to Schedule 13D with respect to the Reporting Persons are based upon a total of 26,762,227 shares of common stock, par value $0.0001 (the “Common Stock”, of scPharmaceuticals Inc. (the “Issuer”), outstanding as of May 26, 2020, as disclosed in the Issuer’s final prospectus supplement (the “Prospectus”) to the prospectus contained in its registration statement on Form S-3, filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 22, 2020.

SCHEDULE 13D

CUSIP No. 810648 105	Page 3 of 8

1	NAME OF REPORTING PERSON Dilip S. Shanghvi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 2,167,679
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 2,167,679

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,167,679
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%*
14	TYPE OF REPORTING PERSON (See Instructions) HC-IN

SCHEDULE 13D

CUSIP No. 810648 105	Page 4 of 8

1	NAME OF REPORTING PERSON Sun Pharmaceutical Industries Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 1,810,536
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 1,810,536

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,810,536
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 810648 105	Page 5 of 8

1	NAME OF REPORTING PERSON Sun Pharma (Netherlands) B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 357,143
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 357,143

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,143
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D originally filed on November 21, 2017 (the “Original Statement”) on behalf of Sun Pharmaceutical Industries Limited, a company organized under the laws of India (“Sun Pharma”), Sun Pharmaceutical Industries Inc., a company incorporated under the laws of Delaware, which is directly and indirectly owned by Sun Pharma (“Sun Pharmaceutical Industries”), Sun Pharma (Netherlands) B.V., a company incorporated under the laws of the Netherlands and a wholly-owned subsidiary of Sun Pharma (“Sun Pharma Netherlands”) and Dilip S. Shanghvi, the controlling shareholder of Sun Pharma (together with Sun Pharma, Sun Pharmaceutical Industries and Sun Pharma Netherlands, collectively, the “Reporting Persons”), as amended by amendment No. 1 to the Original Statement, originally filed on March 31, 2020 (“Amendment No. 1”). The Original Statement, as amended by Amendment No. 1 and by this Amendment (the “Statement”) relates to the shares of Common Stock of scPharmaceuticals Inc.

Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Original Statement. This Amendment amends the Original Statement, as amended by Amendment No. 1, as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement, as amended by Amendment No. 1, remain unchanged.

This Amendment is being filed solely to reflect a decrease in the percentage of the outstanding class represented by the shares of Common Stock owned by the Reporting Persons, resulting from an increase in the number of shares of Common Stock outstanding as reported by the Issuer in its filings with the SEC. There has been no change in the number of shares of Common Stock beneficially owned by the Reporting Persons.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) and (c) of Item 5 of the Original Statement, as amended by Amendment No. 1, is hereby amended and restated as follows:

(a)       As of the date hereof, Sun Pharma and Mr. Shanghvi may each be deemed to beneficially own an aggregate of 2,167,679 shares of Common Stock of the Issuer, representing approximately 8.1% of the outstanding shares of Common Stock.

As of the date hereof, Sun Pharmaceutical Industries is the record owner of 1,810,536 shares of Common Stock of the Issuer and may be deemed to beneficially own an aggregate of 1,810,536 shares of Common Stock of the Issuer, representing approximately 6.8% of the outstanding shares of Common Stock.

As of the date hereof, Sun Pharma Netherlands is the record owner of 357,143 shares of Common Stock of the Issuer and may be deemed to beneficially own an aggregate of 357,143 shares of Common Stock of the Issuer, representing approximately 1.3% of the outstanding shares of Common Stock.

The percentage of Common Stock beneficially owned by the Reporting Persons is calculated based upon 26,762,227 outstanding shares of Common Stock, as disclosed in the Prospectus, filed with the SEC on May 22, 2020.

None of the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedule I hereto may be deemed to beneficially own any shares of Common Stock other than as set forth herein.

(c)       There have been no transactions in the shares of Common Stock of the Issuer effected during the past 60 days by any of the Reporting Persons.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 3, 2020

Sun Pharmaceutical Industries Limited

By:	/s/ Jeremy Barr
Name: Jeremy Barr
Title: Attorney-in-fact

Dilip S. Shanghvi

By:	/s/ Dilip S. Shanghvi
Name: Dilip S. Shanghvi

Sun Pharmaceutical Industries Inc.

By:	/s/ Jeremy Barr
Name: Jeremy Barr
Title: Attorney-in-fact

Sun Pharma (Netherlands) B.V.

By:	/s/ Jeremy Barr
Name: Jeremy Barr
Title: Attorney-in-fact